CHINA LITHIUM TECHNOLOGIES, INC.
15 West 39th Street, Suite 14B
New York, NY 10018
212-291-2688
212-391-2677 (fax)

August 4, 2011

BY EDGAR TRANSMISSION
Mr. Brian Cascio
Accounting Branch Chief
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549

Re:	China Lithium Technologies, Inc.
Form 10-K/A for the fiscal year ended June 30, 2010
Filed May 20, 2011
Form 10-Q for the fiscal period ended March 31, 2011 Filed
May 16, 2011

File No. 000-53263

Dear Mr. Cascio:

I am writing in response to your letter dated July 22, 2011.  The Staff’s comments have been copied below, indented, and each is followed by our response.

Amendment No. 1 to Form 10-K for fiscal year ended June 30, 2010
Item 8. Financial Statements
Note 11. Income Taxes, page F-44

1.	We reference the table provided in the response to prior comment 10. In future filings, please clarify the nature of the deferred tax asset(s) in addition to the country of origin.

Response to Comment 1
In future filings we will provide either an introduction to the table or footnotes that indicate the nature of the deferred tax asset(s).

Note 15. Restatements, page F-47

2.
We note the proposed changes provided in response to prior comment 12. In the restatement footnote, please also include the "originally reported" and "as restated" balances for each stockholder's equity line item that changed as a result of the restatement. Refer to FASB ASC 250-10-50-7.

Response to Comment 2
When the Staff has completed its review of our responses to the comments, we will file a second amendment to the 2010 Form 10-K, in which we will modify the Restatement Note thus:

15.   RESTATEMENT

We have restated the Consolidated Statements of Changes in Stockholders’ Equity for the years ended June 30, 2009 and June 30, 2010. The reason for the restatement is that the Consolidated Statements of Changes in Stockholders’ Equity as originally issued failed to properly account for the reverse merger of Sky Achieve Holdings into the Company in March 2010. Pursuant to ASC 805-40-45-1, the Consolidated Statements of Changes in Stockholders’ Equity of the Company after the reverse merger should reflect the historic capital structure of Sky Achieve Holdings (the accounting acquirer) adjusted to reflect the legal capital of the Company prior to the reverse merger. As a result of the restatement, the shares issued to the prior owners of Sky Achieve Holdings in the reverse merger and the capital associated with the shares issued in the reverse merger are ~~is~~ shown as outstanding in the balance at June 30, 2008 and thereafter, and the shares of the public company outstanding at the time of the reverse merger and the capital associated with those shares are shown as issued at the time of the reverse merger.   ~~effect of the reverse merger is a reclassification of $19,151 from additional paid-in capital to stated capital. The restatement did not have a material effect on the total stockholders’ equity at any period.~~  The effect of the restatement on the Consolidated Statements of Changes in Stockholders Equity is shown below:

			As Originally Reported	As Restated
6/30/08	Balance	Common Stock - Shares	-	19,151,875
		Common Stock - Amount	$129,340	$19,151
		Additional Paid in Capital	$29,104	$139,293
	Comprehensive Income Consolidation Adjustment	Common Stock - Amount	$(129,340)	-
		Additional Paid in Capital	$(29,104)	-
	Issuance of Common Stock	Common Stock - Shares	1,007,936	-
		Common Stock - Amount	$1,008	-
		Additional Paid in Capital	$157,436	-

6/30/09	Balance	Common Stock - Shares	1,007,936	19,151,875
		Common Stock - Amount	$1,008	$19,151
		Additional Paid in Capital	$157,436	$139,293
	Issuance of Common Stock/Reverse Acquisition Equity Adjustments*	Common Stock - Shares	19,151,875	1,007,936
		Common Stock - Amount	$19,151	$1,008
		Additional Paid in Capital	$72,352	$113,478

6/30/10	Balance	Additional Paid in Capital	$229,788	$252,771
		Total Stockholders’ Equity	$5,467,999	$5,490,982

*  The effects of the reverse merger on shareholders’ equity were identified as “issuance of common stock” in our original filing and are identified as “reverse acquisition equity adjustments” in the amended filing.

The restatement resulted in a recalculation of weighted average shares outstanding for each of the past two fiscal years.  The effect of that recalculation on earnings per share is shown below:

Earnings Per Share	As Originally Reported	As Restated
Year Ended June 30, 2010	$0.12	$0.12
Year Ended June 30, 2009	$1.71	$0.09

Item 13. Certain Relationships and Related Transactions, page 55

3.
We note your response to prior comment 14; however, your proposed disclosure does not reference your repayment of $299,925 in fiscal 2010 as disclosed on page F-32, which you stated in your response to prior comment 68 in your letter dated December 17, 2010 relates to the shareholder loan described in your proposed disclosure. Please advise or revise.

Response to Comment 3
The text that we proposed in our response to prior comment 14 was misleading: a translated inquiry regarding loans from Kun Liu to the “Company” yielded data involving only the U.S. corporation but not the Chinese affiliate, and this partial data was used for the response.  The corrected text follows:

From time to time during the year ended June 30, 2010, the Company borrowed funds from Kun Liu, its Chief Executive Offices, to pay expenses incurred in the United States.  The first loan of $45,459 was made on April 20, 2010, followed by three additional loans that brought the balance due to $83,493, which was the amount due from the Company to Kun Liu at June 30, 2010.  No portion of the loans has been repaid.  The loans are interest-free and due on demand.  The Company expects to continue to borrow funds from Kun Liu to pay its U.S. expenses until it obtains Dollars from a financing transaction or secures approval for a conversion of Renminbi to Dollars.

During the period from March 2007 to July 2008, as it was initiating its business activities, Beijing Guoqiang borrowed funds from Kun Liu for working capital.  The largest aggregate debt owed by Beijing Guoqiang to Kun Liu at any one time was 3,926,942 RMB ($581,000) owed at November 30, 2007.  The balance due at the end of the 2008 fiscal year was 3,720,464 RMB ($541,411).  Beijing Guoqiang repaid 1,120,000 RMB ($162,985) during the year ended June 30, 2009 and repaid the remaining 2,602,964 RMB ($381,334) during the year ended June 30, 2010.  The loans were interest-free and due on demand.

In May 2007 Beijing Guoqiang borrowed 1,000,000 RMB ($145,522) from Yuanchao Zhang, a shareholder in Beijing Guoqiang.  Beijing Guoqiang repaid the debt in December 2008.

Form 10-Q for the fiscal period ended March 31, 2011
Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations, page 29

4.
We reference your response to prior comment 23. Please update us on whether you have identified any additional restatements necessary as a result of the error in accounting policy for research and development costs.

Response to Comment 4
We have reviewed our treatment of research and development expenses.  At no time during the years ended June 30, 2011, 2010 or 2009 did we capitalize research and development expenses.  The statement in the Management’s Discussion indicating such capitalization was an error.

Very truly yours,

/s/ Chunping Fong
Chunping Fong
Chief Financial Officer